[LETTERHEAD OF GIBSON, DUNN & CRUTCHER LLP]

September 16, 2005

Direct Dial 213-229-7207	Client Matter No. 94515-00038
Fax No. 213-229-6207

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny, Esq.

Re:
ValueClick, Inc.
Registration Statement on S-4 filed August 24, 2005
File No. 333-127804

Fastclick, Inc.
Schedule TO-T filed August 24, 2005 by ValueClick, Inc.
File No. 005-80942

Dear Mr. Duchovny:

On behalf of ValueClick, Inc., a Delaware corporation (the "Company"), we transmit herewith Amendment No. 2 to the Company's Registration Statement on Form S-4 originally filed with the Securities and Exchange Commission (the "Commission") on August 24, 2005 (as amended, the "Registration Statement") and Amendment No. 2 to the Schedule TO-T for Fastclick, Inc. filed by the Company with the Commission on August 24, 2005 (the "Schedule TO"). By this letter, we respond on behalf of the Company to the comment of the staff of the Commission (the "Staff") in its letter dated September 14, 2005 (the "Comment Letter"), relating to the Company's Registration Statement. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter, with the Staff's comment presented in bold italicized text. We also are forwarding, via courier, a copy of this letter, three (3) courtesy copies of each of Amendment No. 2 to the Registration Statement and Amendment No. 2 to the Schedule TO as filed on September 19, 2005 in paper format marked to show changes from Amendment No. 1 to the Registration Statement and Amendment No. 1 to the Schedule TO, respectively, and the written acknowledgement from the Company requested by the Staff in the Comment Letter.

Form S-4

Exhibits 8.1 and 8.2

        1.     The documents you provided as exhibits 8.1 and 8.2 do not qualify as opinions of counsel on the material tax consequences. Counsel may provide its opinion in the text of the registration statement, which counsel confirms constitutes its opinion as expressed in the document filed as an exhibit. Under this alternative, please ensure that counsel has identified in the body of the prospectus (and summarize in the summary) the specific tax consequences upon which counsel has opined. In the alternative, counsel may set forth its complete long form opinion in the document filed as an exhibit, in which case the registration statement text may summarize the opinion and provide a clear reference to the full text of the opinion. In that regard, the statement that counsel has provided an opinion that the discussion under each applicable section is "accurate in all material respects" does not clearly indicate that the discussion under each referenced section constitutes the tax opinion rendered by the respective counsel. Please revise your discussion and exhibits 8.1 and 8.2 accordingly.

In response to the Staff's comment, we have revised the disclosure on page 52 of the Prospectus. We have also revised exhibits 8.1 and 8.2.

        Please contact me at (213) 229-7207, Joshua A. Kreinberg at (213) 229-7775 or Bradford P. Weirick at (213) 229-7765 with any questions regarding the foregoing responses.

Very truly yours,

/s/ RAYAN R. JOSHI Rayan R. Joshi
cc:
Scott P. Barlow, ValueClick, Inc.
Scott H. Ray, ValueClick, Inc.
Bradford P. Weirick, Esq, Gibson, Dunn & Crutcher, LLP
Joshua A. Kreinberg, Esq, Gibson, Dunn & Crutcher, LLP

[LETTERHEAD OF VALUECLICK, INC.]

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny, Esq.

Re:
ValueClick, Inc. Registration Statement on S-4 filed August 24, 2005, as amended
File No. 333-127804

Dear Mr. Duchovny:

        In response to the request of the staff of the Securities and Exchange Commission (the "Commission") in its letter dated September 14, 2005 (the "Comment Letter") relating to the Registration Statement of ValueClick, Inc. (the "Company") on Form S-4 originally filed with the Commission on August 24, 2005 (as amended, the "Registration Statement"), the Company hereby confirms the following:

  (1)
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  (2)
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  (3)
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VALUECLICK, INC.
/s/ SCOTT BARLOW Scott Barlow General Counsel